Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

In compliance with the provisions of Article 157, paragraph 4 of Law No. 6,404/76 and of Instruction No. 358/02 of the Brazilian Securities and Exchange Commission, ITAÚ UNIBANCO HOLDING S.A. (“Company”) announces to its shareholders that the Board of Directors, meeting on February 6, 2017, changed the payment of dividends and interest on own capital of the Company, which will be from 35% to 45% of the recurring consolidated net income in the next years(*).

In this context, the Board of Directors approved:

•	the declaration of complementary interest on own capital for fiscal year 2016 in the amount of R$ 0.77540 per share, equivalent to R$ 4.3 billion (net of income tax). The complementary interest on own capital will be paid on March 3, 2017 based on shareholding position as of the close of business on February 20, 2017 and with retention of 15% of income tax at source, resulting in net interest of R$ 0.65909 per share, with the exception of corporate shareholders able to substantiate immunity or exemption; and
•	that the interest on own capital approved and disclosed by the Board of Directors on December 9, 2016, in the gross amount of R$ 0.47140 per share (net of R$ 0.40069 per share), be also paid on March 3, 2017.

Therefore, the total interest on own capital to be paid on March 3, 2017, net of income tax, will be R$ 1.05978 per share.

Adding the amount already distributed during the fiscal year 2016 to the amount that will be distributed on March 3, 2017, the Company’s shareholders will receive R$ 1.5789 per share (net of income tax), totaling R$10.0 billion in dividends and interest on own capital, an amount which equals 45% of the recurring consolidated net income(**) for 2016, an increase of 36.9% compared to fiscal year 2015.

São Paulo (SP), February 6, 2017.

MARCELO KOPEL

Investor Relations Officer

(*)Net payout range is subject to changes due to mergers and acquisitions, tax regulation changes, regulatory changes and significant changes in risk-weighted assets (RWA). Events that may change net payout described above are not exhaustive, that is, they are examples of situations that may affect payout. Net payout range is subject to changes, but always considering the minimum distribution provided for in our bylaws.

(**) If we consider the consolidated net income, the payout was increased from 31.3% in 2015 to 46.2% in 2016.